14041348

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED AUG 27 2014 191

SEC FILE NUMBER
8-44523

8-42293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alamo Capital**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 N. Civic Drive, Suite 360
(No. and Street)

Walnut Creek	**CA**	**94596**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Mullally **(925) 472-5740**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road #460	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 8/28/14

OATH OR AFFIRMATION

I, **Nancy Mullally**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alamo Capital**, as of **June 30**, 20**14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nancy Mullally

Signature

Chief Executive Officer

Title

Connie J. Francis

Notary Public

CONNIE J. FRANCIS
Commission # 1975080
Notary Public - California
Contra Costa County
My Comm. Expires Apr 14, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALAMO CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH INDEPENDENT AUDITORS' REPORT THEREON

YEAR ENDED JUNE 30, 2014

TO THE COMMISSIONER OF THE DEPARTMENT OF BUSINESS OVERSIGHT
OF
THE STATE OF CALIFORNIA
AND
FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license (broker or dealer) nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 25th day of August, 2014
at Walnut Creek, California.

Nancy A Mullally

Nancy A. Mullally
Chief Executive Officer
Alamo Capital

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alamo Capital
Walnut Creek, California

We have audited the accompanying financial statements of Alamo Capital, which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Alamo Capital's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Alamo Capital is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Alamo Capital as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of Alamo Capital's financial statements. The supplemental information is the responsibility of Alamo Capital's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and

content, is presented in conformity with Rule 17a-5 of the Securities and Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 22, 2014

ALAMO CAPITAL
Statement of Financial Condition
June 30, 2014

ASSETS

ASSETS:	
Cash and equivalents	$20,853
Accounts receivable:	
Cash held by clearing broker-dealer	1,149,482
Trade date receivables	48,122
Remarketing fees receivable	60,930
Other receivables	430,710
Total accounts receivable	1,689,244
Securities owned, at fair value	6,712,764
Accrued interest on firm trading securities	113,580
Prepaid expenses and deposits	48,246
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $189,631	117,991
TOTAL ASSETS	$ 8,702,678

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 290,909
Payable to clearing broker - dealer - firm trading	6,696,977
Deferred income tax liability	6,832
Liabilities subordinated to claims of general creditors	445,000
Total liabilities	7,439,718
STOCKHOLDERS' EQUITY:	
Common stock of no par value, authorized 1,000,000 shares, issued and outstanding 558,933 1/3	67,061
Preferred stock, various series, cumulative non-voting	200,000
Additional paid-in capital	9,939
Retained earnings	985,960
Total stockholders' equity	1,262,960
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,702,678

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statement of Income
Year Ended June 30, 2014

OPERATING REVENUES:	
Trading	$ 6,594,724
Commission, concession, and fee	1,260,318
Interest	400,102
Total operating revenues	8,255,144
OPERATING EXPENSES:	
Human resources and related	2,600,333
Commissions	2,646,760
Professional fees	92,486
Clearing fees	582,320
Advertising and promotional	426,871
Communications and technology	966,406
Occupancy	584,819
Interest	326,914
Regulatory and other	134,707
Total operating expenses	8,361,616
OPERATING INCOME (LOSS) BEFORE INCOME TAXES	(106,472)
INCOME TAXES -	
California income tax	800
Federal income tax - deferred	(9,700)
Total income tax expense	(8,900)
NET INCOME	$ (97,572)

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2014

	Common Stock		Preferred Stock		Additional Paid-in	Retained Earnings	
	# Shares	Amount	# Shares	Amount	Capital	(Deficit)	Total
BALANCE AT JUNE 30, 2013	558,933	$ 67,061	100	$ 100,000	$ 9,939	$ 1,088,532	$ 1,265,532
Net income (loss) for the year	-	-	-	-	-	(97,572)	(97,572)
Sale of preferred stock	-	-	100	100,000	-	-	100,000
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(5,000)	(5,000)
BALANCE AT JUNE 30, 2014	558,933	$ 67,061	200	$ 200,000	$ 9,939	$ 985,960	$ 1,262,960

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended June 30, 2014

BALANCE AT JUNE 30, 2013	$ 445,000
No change for the year	-
BALANCE AT JUNE 30, 2014	$ 445,000

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statement of Cash Flows

Year Ended June 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (97,572)
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	52,482
Increases and decreases in operating accounts:	
Net accounts receivable	(35,909)
Securities owned and accrued interest thereon	390,028
Securities sold short	(2,701)
Deposits and prepaid expenses	691
Accounts payable and accrued expenses	32,295
Deferred income tax liability	(9,700)
Amount payable to clearing broker	(416,305)
Net cash provided by operating activities	(86,691)
CASH FLOWS FROM INVESTING ACTIVITIES -	
Purchases of capital assets	(15,161)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Sale of preferred stock	100,000
Dividends paid on preferred stock	(5,000)
Net cash used in financing activities	95,000
NET CHANGE IN CASH	(6,852)
CASH, BEGINNING OF YEAR	27,705
CASH, END OF YEAR	$ 20,853
Supplementary cash flow information	
Income tax paid	$ 800
Interest paid	$ 337,404

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

The Company
Alamo Capital (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of mutual funds and other interests. The Company also trades in bonds realizing gains or losses on the difference between the cost and the ultimate sales price of the bonds.

Securities Owned
Proprietary security transactions in regular-way trades are recorded on a trade-date basis, as if they had been settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 3).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the contra-party to a proprietary transaction in securities fail to complete its contractual obligation, the Company may be at market risk to purchase or sell identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Fixed Assets and Depreciation
Fixed assets with a cost basis in excess of $5,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Normal repairs and maintenance are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer hardware and software	5 years
Furniture and equipment	7 years
Leasehold improvements	Life of lease (7.25 years)

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2014 was $303,994.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Concentrations of Risk
Substantially all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies
Accordingly to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2014, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any material losses.

Subsequent Events
Management has evaluated events through August 22, 2014, the date on which the financial statements were available to be issued. Except as disclosed in Note 9, no events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements.

2. INCOME TAXES

The following is a summary of income taxes for the year ended June 30, 2014:

	California	Federal	Total
Net income before income taxes	$(106,472)	$ (106,472)	
Net municipal bond interest income, net of interest paid to carry municipal bonds	-	(106,106)	
Add back (deduct) :			
50% of business meals and entertainment	336	336	
Excess depreciation book over tax	27,431	42,863	
California franchise tax paid	-	(800)	
Taxable income (loss) before operating loss carryforwards	(78,705)	(170,179)	
Operating loss carryforwards to be applied	-	-	
Taxable income (loss)	$(78,705)	$(170,179)	
Provision for income tax (minimum)	$ 800	$ -	$ 800

Differences in book to tax depreciation deductions and other timing differences result in a deferred tax liability totaling $6,832 at June 30, 2014.

The current year Federal net operating loss of $170,179, combined with prior year losses available to be carried forward of $168,656, total $338,835 in available offsets to future income. California loss carryforwards available to future years total $156,002. Due to the uncertainty regarding recoverability of such tax benefits, no deferred tax asset has been recognized in the accompanying financial statements.

3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement

assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2014:

Security Type	*Level 1*	*Level 2*	*Level 3*	*Total*
Government securities	$ -	$ -	$ -	$ -
Municipal bonds	6,147,314	-	-	6,147,314
Non-convertible debt securities	-	565,450	-	565,450
Other debt securities	-	-	-	-
TOTALS	$ 6,147,314	$ 565,450	$ -	$ 6,712,764

4. EXEMPTION FROM RULE 15C3-3 AND PAYABLE TO CLEARING BROKER

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, the Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to the financing of trading securities owned by the Company and is collateralized by those securities. Interest is charged on this payable at the prevailing margin rate, which was 3.50% at June 30, 2014.

5. NET CAPITAL REQUIREMENT

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.27 to 1 at June 30, 2014. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1. At June 30, 2014, the Company had net capital as defined of $1,073,649, which is $973,649 in excess of the minimum capital requirement.

6. LEASE COMMITMENTS

The Company has long-term lease obligations for two office locations, in addition to one equipment lease. Minimum lease commitments for the following five fiscal years are as follows:

Year Ended June 30:	Office Locations	Equipment
2015	$414,841	$12,898
2016	411,546	-
2017	414,204	-
2018	421,872	-
2019	429,540	-

7. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2014, the Company transacted business with a related company, Alamo Advertising Group, which is owned and operated by the Company's two key employees and shareholders. Those transactions are summarized as follows as of and for the year ended June 30, 2014:

Cash disbursements to Alamo Advertising Group	$ 311,989
Cash receipts from Alamo Advertising Group	-
Amounts payable to Alamo Advertising Group	-

In addition, the Company provides all bookkeeping and management services to Alamo Advertising Group. No overhead reimbursements were received due to the insignificant nature of the amounts provided. Related party debt and interest expense are disclosed in Note 9.

8. PENSION PLANS

The Company sponsors a defined contribution profit sharing plan to which the employee may also contribute. The Company may contribute to this plan on a discretionary basis on behalf of eligible employees, as defined in the plan agreement. The Company did not contribute to such plan during the year ended June 30, 2014 and, as such, incurred no related expense.

The Company also sponsors a defined benefit (cash balance) plan for all employees not excluded by class as defined in the plan agreement. There are currently only two active employees participating in the plan. As of June 30, 2011, the Company froze all plan benefits; consequently no employer contributions or benefits were paid during the year ended June 30, 2014. The Company plans on terminating the plan during the year ending June 30, 2015 and settling all plan assets into an IRA (with no further financial statement effect). As such, the overfunded status of the plan has not been reflected in the accompanying financial statements.

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Notes payable which are subordinated to claims of general creditors were as follows at June 30, 2014:

Maturity Date	Interest Rate	Payable	Due to
January 31, 2015	11.00%	$ 75,000	Stockholder trust
August 1, 2014	8.00%	70,000	Stockholder trust
June 20, 2016	Prime +3.00%	300,000	Clearing broker
		$ 445,000	

On August 1, 2014, the $70,000 subordinated loan matured and was exchanged for $70,000 of preferred stock.

ALAMO CAPITAL

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2014

Stockholders' equity		$ 1,262,960	
Liabilities subordinated to claims of general creditors		445,000	
		1,707,960	
Non-allowable assets and charges against net capital			
Prepaid expenses and deposits		48,246	
Remarketing fees receivable		60,930	
Net fixed assets		117,991	
		227,167	
Haircut on firm trading inventory and undue concentrations		407,144	
Total deductions		634,311	
Net capital, as defined		1,073,649	(A)
Minimum requirement of net capital (greater of $100,000 or 1/15 of aggregate indebtedness)		100,000	
Excess of net capital over requirement		$ 973,649	
Aggregate indebtedness			
Total liabilities	$ 7,439,718		
Less: Subordinated capital	(445,000)		
Deferred income tax liability	(6,832)		
Due to clearing broker-secured by firm trading securities	(6,696,977)		
		$ 290,909	(B)
Ratio of aggregate indebtedness to net capital (B/A)		0.27 to 1	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts:

	Net Capital	Aggregate Indebtedness	Ratio
Amounts submitted by Company	$ 1,073,649	$ 290,909	0.27 to 1
Audit adjustments	-	-	
Audited amounts (above)	$ 1,073,649	$ 290,909	0.27 to 1

The accompanying notes are an integral part of these financial statements.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alamo Capital
Walnut Creek, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alamo Capital identified the following provision of 17 C.F.R. § 15c3-3(k) under which Alamo Capital claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the exemption provisions) and (2) Alamo Capital stated that Alamo Capital met the identified exemption provisions throughout the most recent fiscal year without exception. Alamo Capital's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alamo Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 22, 2014

ALAMO CAPITAL

ASSERTIONS REGARDING EXEMPTION PROVISIONS

FOR THE YEAR ENDED JUNE 30, 2014

We, as members of management of ALAMO CAPITAL ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii).*

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from ***July 1, 2013 through June 30,2014.***

ALAMO CAPITAL

By: Nancy Mullally

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Alamo Capital
Walnut Creek, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Alamo Capital (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Alamo Capital's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 22, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **6/30/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

JUN 2 4 2014

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042293 FINRA JUN
ALAMO CAPITAL
201 N CIVIC DR STE 360
WALNUT CREEK CA 94596-3864

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Kinkade 415-225-0488

2. A.	General Assessment (item 2e from page 2)		$ 17,157
B.	Less payment made with SIPC-6 filed (**exclude interest**) January 28, 2014 Date Paid		(8,503)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		8,654
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 8,654
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 8,654	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

POSTED

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alamo Capital
(Name of Corporation, Partnership or other organization)

S R Kinkade
(Authorized Signature)

Dated the 12th day of August, 2014.

Accountant
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2013
and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,255,144
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	169,129
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	568,348
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	327,784
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 326,914	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3,668	
Enter the greater of line (i) or (ii)	326,914
Total deductions	1,392,175
2d. SIPC Net Operating Revenues	$ 6,862,969
2e. General Assessment @ .0025	$ 17,157 (to page 1, line 2.A.)